51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
 Burnaby, BC  V5A 4W2
Item 2   Date of Material Change
July 3, 2018
Item 3   News Release
The news release was disseminated on July 3, 2018 through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it has signed a non-binding letter of intent (the “Letter of Intent”) dated July 1, 2018 with Main Street Media Company Ltd. (“Main Street”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of Main Street (the “Main Street Securities”) from the shareholders of Main Street (the “Transaction”).  Upon completion of the Transaction, the Company will integrate its business with the business of Main Street.
About Main Street
Main Street, a media consultancy group that provides strategy to a wide variety of entities within the media & entertainment space, operates two subsidiaries; LMG MGMT Limited (“LMG”) and West Coast Sign Services Ltd. (“WCSS”).
LMG is a full-service supplier of products for the transit industry.  LMG provides fully integrated services including the design, manufacture and installation of interior and exterior signage, street furniture, covered walkways, advertising displays, billboards and covered transit shelters throughout North America. They also coordinate and implement national image re-branding and local brand name recognition campaigns.
WCSS provides project construction and maintenance services to the transit industry with a specialty in aerial installations. These services include civil and electrical construction such that WCSS provides a turnkey solution from initial site survey through to final inspection.
The professional teams of LMG and WCSS are dedicated to completing projects on time and on budget, providing full disclosure of the project’s progress, while maintaining a responsibility to the environment.
Darren Penner, President & CEO founded LMG in 2009 and built a talented team of individuals, all equally committed to innovation and high standards with the shared goal of exceeding client expectations.

Main Street, LMG and WCSS place a high priority on protecting and preserving our natural resources, reducing our carbon footprint, and contributing to environmental sustainability through the use of recycled and non-hazardous products and whenever possible, renewable energy sources.
LMG and WCSS have grown their revenue base from $3.5 million for the fiscal year ended July 31, 2015 to an estimated $5.5 million for the fiscal year ended July 31, 2018, a compounded annual growth rate of nearly 15%. They have continued their growth activities into fiscal 2018 supported by current long-term contracts and other newly awarded contracts.  LMG has contracts with every major transit authority and major city in western Canada.  These contracts along with individual project contracts continue to provide steady growth in revenues for LMG and WCSS. Further information is available on their websites at www.lucidmanagementgroup.com and www.westcoastsignservice.com.
Rationale for the Transaction
The Transaction brings together two companies and their senior leadership teams with complimentary products, software and manufacturing capabilities that will expand the growth potential for both companies.  The interactive digital hardware and software of the Company can be integrated into the traditional products of LMG and WCSS to provide an enhanced product experience for customers.  Together, the combined company will be one of the few companies that can offer turnkey solutions in transit infrastructure, street furniture and other interactive digital media products to its customers.  Further, the integration of the sales, marketing and advertising platforms will present new revenue opportunities to the combined company.
Transaction
The Letter of Intent provides that the Company will issue an aggregate of 100,001,000 common shares of the Company (each, a “Consideration Share”) to the shareholders of Main Street in exchange for all of the issued and outstanding Main Street Securities at a deemed price of $0.0525 per Consideration Share. The Main Street shareholders will also receive one (1) warrant for each five (5) Consideration Shares for a total of 20,000,250 warrants to purchase common shares of the Company at an exercise price of $0.10 per common share for a term of three (3) years (the “Qwick Warrants”).  An additional 1,000,000 Qwick Warrants will be issued to advisors as compensation in connection with the Transaction.
In connection with the Transaction:
(a)
the Company intends to complete a pre-closing non-brokered private placement of secured subordinated convertible debentures (each, a “Convertible Debenture”) of the Company for aggregate gross proceeds of up to $1,000,000 at a face value of $1,000 per debenture with a coupon of 9% per annum maturing on June 30, 2021.  The Convertible Debentures will be convertible into common shares of the Company at $0.08 per share (the “Pre-Closing Financing”).

(b)
the Company intends to settle debt of approximately $700,000 through the issuance of Convertible Debentures in the principal amount of approximately $700,000 (which includes the $600,000 referenced in (c) below); and

(c)
Ross Tocher will convert his shareholder loans of approximately $1,600,000 into $600,000 Convertible Debentures in the approximate amount of $600,000 and approximately $1,000,000 into 19,047,619 common shares of the Company at $0.0525 per share (the “Debt Shares”).

The proceeds from the Pre-Closing Financing will be used to pay for the closing costs of the Transaction, for hiring of additional sales and marketing professional and for general working capital purposes.
Upon the closing of the Transaction, the board of directors of the Company will be comprised of seven directors, of which three will be current directors of the Company, three will be nominees of Main Street and one will be a nominee mutually agreed upon by the parties.  The executive team shall be comprised of Ross Tocher, Executive Chairman, Darren Penner, President and CEO and Michael McIsaac, CFO.
Darren Penner has over 30 years of experience in sign and street furniture manufacturing and has become a leader in the industry.  He has worked in all areas of the industry and brought innovation and advancements through research, design and technology.  He founded LMG in 2009 and has successfully grown the business while maintaining high standards and a focus on environmentally friendly products.  His experience includes working for the Pattison Sign Group from 2000 to 2009 where he was involved in all areas of operations and was ultimately promoted to be the regional sales manager.
Thunderstone Capital Inc. is providing advisory services to the Company in connection with the Transaction and Renaissance Mergers & Acquisitions is providing advisory services to Main Street.
Conditions of the transaction
Completion of the Transaction remains subject to, among other things, satisfactory due diligence by the parties, entry into a definitive agreement regarding the Transaction, approval of the Canadian Securities Exchange, (the “CSE”), completion of the Pre-Closing Financing, approval of the shareholders of the Company, if applicable, and other conditions which are customary for transactions of this nature.
The Transaction will be completed pursuant to available exemptions under applicable securities legislation. The Consideration Shares and Debt Shares are expected to be subject to escrow provisions consistent with the provisions of National Policy 46-201.
Closing of the proposed Transaction is expected to be on or before September 30, 2018.
Item 5   Full Description of Material Change
                5.1   Full Description of Material Change
The material change is fully described in Item 4 above and in the attached News Release.
                5.2   Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7   Omitted Information
None
Item 8   Executive Officer
Ross Tocher
CEO
Phone: 604.818.4909
Item 9   Date of Report
July 3, 2018

QWICK MEDIA INC.
CSE (CNSX): SNP
 OTC: QWICKF
NEWS RELEASE
QWICK MEDIA ANNOUNCES LETTER OF INTENT FOR PROPOSED ACQUISITION OF MAIN STREET MEDIA AND $1.7M NON-BROKERED PRIVATE PLACEMENT
Vancouver, BC, July 3, 2018 – On December 18, 2017 Qwick Media Inc. (CSE/CSNX: QMI; OTC: QWICKF) (the “Company” or “Qwick”) announced that it was pursuing strategic alternatives for growth objectives.  Consistent with that process, Qwick is pleased to announce that it has signed a non-binding letter of intent (the “Letter of Intent”) dated July 1, 2018 with Main Street Media Company Ltd. (“Main Street”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of Main Street (the “Main Street Securities”) from the shareholders of Main Street (the “Transaction”).  Upon completion of the Transaction, the Company will integrate its business with the business of Main Street.
About Main Street
Main Street, a media consultancy group that provides strategy to a wide variety of entities within the media & entertainment space, operates two subsidiaries; LMG MGMT Limited (“LMG”) and West Coast Sign Services Ltd. (“WCSS”).
LMG is a full-service supplier of products for the transit industry.  LMG provides fully integrated services including the design, manufacture and installation of interior and exterior signage, street furniture, covered walkways, advertising displays, billboards and covered transit shelters throughout North America. They also coordinate and implement national image re-branding and local brand name recognition campaigns.
WCSS provides project construction and maintenance services to the transit industry with a specialty in aerial installations. These services include civil and electrical construction such that WCSS provides a turnkey solution from initial site survey through to final inspection.
The professional teams of LMG and WCSS are dedicated to completing projects on time and on budget, providing full disclosure of the project’s progress, while maintaining a responsibility to the environment.
Darren Penner, President & CEO founded LMG in 2009 and built a talented team of individuals, all equally committed to innovation and high standards with the shared goal of exceeding client expectations.
Main Street, LMG and WCSS place a high priority on protecting and preserving our natural resources, reducing our carbon footprint, and contributing to environmental sustainability through the use of recycled and non-hazardous products and whenever possible, renewable energy sources.
LMG and WCSS have grown their revenue base from $3.5 million for the fiscal year ended July 31, 2015 to an estimated $5.5 million for the fiscal year ended July 31, 2018, a compounded annual growth rate of nearly 15%. They have continued their growth activities into fiscal 2018 supported by current long-term contracts and other newly awarded contracts.  LMG has contracts with every major transit authority and major city in western Canada.  These contracts along with individual project contracts continue to provide steady growth in revenues for LMG and WCSS. Further information is available on their websites at www.lucidmanagementgroup.com and www.westcoastsignservice.com.

Rationale for the Transaction
The Transaction brings together two companies and their senior leadership teams with complimentary products, software and manufacturing capabilities that will expand the growth potential for both companies.  The interactive digital hardware and software of Qwick can be integrated into the traditional products of LMG and WCSS to provide an enhanced product experience for customers.  Together, the combined company will be one of the few companies that can offer turnkey solutions in transit infrastructure, street furniture and other interactive digital media products to its customers.  Further, the integration of the sales, marketing and advertising platforms will present new revenue opportunities to the combined company.
“I am delighted to have found a partner that brings significant experience and a solid track record of revenue and growth with a business that is truly complimentary to our suite of interactive network software platform products”, said Ross Tocher, CEO of Qwick.  “Darren’s entrepreneurial vision and leadership has developed a first-class business that we are excited about.”
Darren Penner, President and CEO of LMG and WCSS, remarked, “Qwick’s software and hardware products and its manufacturing capabilities are a great fit with our product line and we are already exploring how we can integrate these for our clients.  I look forward to my leadership role in the combined company.”
Transaction
The Letter of Intent provides that the Company will issue an aggregate of 100,001,000 common shares of Qwick (each, a “Consideration Share”) to the shareholders of Main Street in exchange for all of the issued and outstanding Main Street Securities at a deemed price of $0.0525 per Consideration Share. The Main Street shareholders will also receive one (1) warrant for each five (5) Consideration Shares for a total of 20,000,250 warrants to purchase common shares of Qwick at an exercise price of $0.10 per common share for a term of three (3) years (the “Qwick Warrants”).  An additional 1,000,000 Qwick Warrants will be issued to advisors as compensation in connection with the Transaction.
In connection with the Transaction:
(a)
Qwick intends to complete a pre-closing non-brokered private placement of secured subordinated convertible debentures (each, a “Convertible Debenture”) of the Company for aggregate gross proceeds of up to $1,000,000 at a face value of $1,000 per debenture with a coupon of 9% per annum maturing on June 30, 2021.  The Convertible Debentures will be convertible into common shares of Qwick at $0.08 per share (the “Pre-Closing Financing”).

(b)
Qwick intends to settle debt of approximately $700,000 through the issuance of Convertible Debentures in the principal amount of approximately $700,000 (which includes the $600,000 referenced in (c) below); and

(c)
Ross Tocher will convert his shareholder loans of approximately $1,600,000 into $600,000 Convertible Debentures in the approximate amount of $600,000 and approximately $1,000,000 into 19,047,619 common shares of Qwick at $0.0525 per share (the “Debt Shares”).

The proceeds from the Pre-Closing Financing will be used to pay for the closing costs of the Transaction, for hiring of additional sales and marketing professional and for general working capital purposes.
Upon the closing of the Transaction, the board of directors of Qwick will be comprised of seven directors, of which three will be current directors of Qwick, three will be nominees of Main Street and one will be a nominee mutually agreed upon by the parties.  The executive team shall be comprised of Ross Tocher, Executive Chairman, Darren Penner, President and CEO and Michael McIsaac, CFO.
Darren Penner has over 30 years of experience in sign and street furniture manufacturing and has become a leader in the industry.  He has worked in all areas of the industry and brought innovation and advancements through research, design and technology.  He founded LMG in 2009 and has successfully grown the business while maintaining high standards and a focus on environmentally friendly products.  His experience includes working for the Pattison Sign Group from 2000 to 2009 where he was involved in all areas of operations and was ultimately promoted to be the regional sales manager.
Thunderstone Capital Inc. is providing advisory services to Qwick in connection with the Transaction and Renaissance Mergers & Acquisitions is providing advisory services to Main Street.
Conditions of the transaction
Completion of the Transaction remains subject to, among other things, satisfactory due diligence by the parties, entry into a definitive agreement regarding the Transaction, approval of the Canadian Securities Exchange, (the “CSE”), completion of the Pre-Closing Financing, approval of the shareholders of the Company, if applicable, and other conditions which are customary for transactions of this nature.
The Transaction will be completed pursuant to available exemptions under applicable securities legislation. The Consideration Shares and Debt Shares are expected to be subject to escrow provisions consistent with the provisions of National Policy 46-201.
Closing of the proposed Transaction is expected to be on or before September 30, 2018.
Completion of the Transaction is subject to a number of conditions, including CSE acceptance. There can be no assurance that the Transaction will be completed as proposed or at all.
Investors are cautioned that any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Qwick should be considered highly speculative.
The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.
QWICK MEDIA INC.
For further information, please contact:
Ross Tocher
 CEO
604-818-4909

Forward-Looking Statements
This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding: the parties will enter into a definitive agreement regarding the Transaction; the date of closing of the Transaction; the consideration to be payable in connection with the closing of the Transaction; the terms of the proposed Pre-Closing Financing and the expected use of proceeds thereof; and the expected changes to management and the board of Qwick in connection with the closing of the Transaction. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.
Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: that the parties may not be able to agree to terms for the definitive agreement by the agreed upon deadline or at all; that the CSE may not approve the Transaction as proposed or at all; that the parties may not be able to satisfy the conditions to closing of the Transaction; that Qwick may not be able to complete the Pre-Closing Financing; general market conditions and volatility of commodity prices; and other factors beyond the control of the parties. Qwick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.